Mail Stop 0510

      April 12, 2005


via U.S. mail and facsimile

Mr. Richard C. Levin
Chief Executive Officer, President
and Chief Financial Officer
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705


	RE: Form 10-K for the fiscal year ended December 31, 2004
                   File No. 0-5576


Dear Mr. Levin:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Environment, page 9

2. Please revise your disclosure to clarify whether you believe environmental matters will have a material effect on cash flows.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 12

3. Revise your disclosure to clarify what you mean by "high-end" royalties.

4. Please revise your disclosure to provide additional information regarding the anticipated impact, referred to on page 5, of the more competitive price structure used to win the re-procurement of your contract with the state of Maryland.

5. Please tell us more regarding the nature of the $250,000 credit related to legal fees incurred in 2003 to help us understand why you believe it is appropriately recognized in 2004.

Liquidity and Capital Resources, page 17

6. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

7. Please revise your Exchange Act filings to disclose the terms of the Gantt termination agreement, discussed in your Form 8-K filed
August 31, 2004. Please also revise to discuss your accounting for the agreement.

Statements of Operations, page 21

8. Please explain the changes in reported operating expense line items from the amounts previously reported. Please also tell us why you believe the changes have been properly reflected.

Note 1 - Summary of Significant Accounting Policies, page 25

9. Please disclose the types of expenses that you include in the direct contract and operating costs line item and the types of expenses that you include in the selling, general and administrative expenses line item.

Property and Equipment and Depreciation, page 25

10. Please disclose the nature of your internal-use software and the type of expenses capitalized during the latest three fiscal years and subsequent interim period.

Accounting for Stock-Based Compensation, page 26

11. Please disclose the circumstances that resulted in the 2003 pro forma stock-based compensation benefit.

Note 8 - Stockholders` Equity

Private Placements, page 29

12. Please disclose how you accounted for the extension of the expiration dates of the warrants held by an institutional investor.

Note 10 - Commitments and Contingencies

Leases, page 31

13. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. You say, "These future minimum rentals do not include consumer price index adjustments to which some of the leases are subject." Please tell us why not. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments. Please quantify for us the differences, if any, between your accounting and that required by SFAS 13 and FTB 88-1. Please show us the significance of any difference to your pre-tax income for each of the last three years.
Please also show in your analysis for each period the significance to that period`s pre-tax income of recording a cumulative catch-up adjustment in that period. Please tell us how you considered the materiality of the cumulative catch-up adjustment in each period in reaching any materiality conclusions. Please also tell us whether and when you plan on recording any necessary catch-up adjustments, if you determine that the impact on prior periods was not material. Refer to SAB Topics 1:M and 5:F. Please also see the February 7, 2005 letter from Donald Nicolaisen, Chief Accountant of the SEC, to
Robert Kueppers, Chairman of the Center for Public Company Audit Firms, for additional background information regarding other lease accounting issues. This letter is available on our website.

14. Please include the disclosures required by paragraphs
16.a.iv.,
16.c. and 16.d. of SFAS 13 regarding your capital and operating leases.

Deferred Revenue, page 33

15. Please tell us how the timing of your revenue recognition related to the up-front, non-refundable payments from Arla is consistent with
Question 1 in SAB Topic 13:A(3)(f). In this regard, please provide us with additional information regarding the discrete earnings events supporting your timing and allocation. Please also disclose the duration of the licensing agreement.

Item 9A. Controls and Procedures, page 36

16. Please note that Item 308(c) of Regulation S-K requires disclosure of any change in internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting during the latest quarter rather than subsequent to the evaluation date. Please revise your disclosure accordingly.

Exhibits 31.1 and 31.2

17. Please confirm that the inclusion of the CEO and CFO title was not intended to limit the capacity in which Mr. Levin provided the certification. Please remove the reference to the CEO and CFO titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 942-
2926
or, in his absence, to the undersigned, at (202) 942-1774.

    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. Richard C. Levin
April 12, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE